UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 12-19-02
1-12609

03006620

January 31, 2003

Gary P. Encinas
Chief Counsel
Corporate Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act 1934
Section
Rule 14A-8
Public Availability 1-31-2003

Re: PG&E Corporation
Incoming letter dated December 19, 2002

Dear Mr. Encinas:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to PG&E by Ronald D. Rattner. We also have received letters from the proponent dated December 23, 2002 and January 15, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Ronald D. Rattner
1998 Broadway #1204
San Francisco, CA 94109-2206

PG&E Corporation

Gary P. Encinas
Chief Counsel, Corporate
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105
415.817.8201
Fax: 415.817.8225
gary.encinas@pge-corp.com

December 19, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Ron Rattner

Ladies and Gentlemen

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, PG&E Corporation, a California corporation, excludes the shareholder proposal described below from the proxy statement, form of proxy and other proxy materials for its 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The proposal was submitted by Mr. Ron Rattner.

We have enclosed six copies of this letter and the proposal and attached all other correspondence. A copy of this letter is also being sent to the proponent and, at his request, to the San Luis Obispo Mothers for Peace as notice of the Corporation's intent to omit the proposal from the Corporation's 2003 Proxy Materials.

For the reasons set forth below, PG&E Corporation intends to omit the proposal from the 2003 Proxy Materials.

THE PROPOSAL

On November 4, 2002, PG&E Corporation received a letter from Mr. Rattner, containing the proposal for consideration at PG&E Corporation's 2003 Annual Meeting of Shareholders. Mr. Rattner then submitted a revised version on November 9, 2002. The proposal consists of six paragraphs of introductory clauses (the "Supporting Statement") relating to perceived "risks" associated with the storage of spent fuel at the Diablo Canyon nuclear power plant ("Diablo Canyon"). Diablo Canyon is owned by Pacific Gas and Electric Company, a subsidiary of PG&E Corporation (the "Utility"). The Supporting Statement is followed by a paragraph entitled "Resolution" stating:

> Shareholders recommend that the Board of Directors adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon; and that pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent-fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

On November 20, 2002, PG&E Corporation sent a letter to Mr. Rattner by overnight courier notifying him of his failure to satisfy the procedural and eligibility requirements and to provide him with an opportunity to correct the deficiency. A copy of this letter is attached hereto. On December 2, 2002, PG&E Corporation received a letter from Mr. Rattner dated November 29, 2002, containing broker letters satisfying these requirements. That correspondence is also attached.

REASON FOR OMISSION

PG&E Corporation believes that significant portions of the proposal are false and misleading in violation of Rule 14a-9 and therefore his proposal may be omitted pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal which is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently recognized that supporting statements which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

As discussed below, Mr. Rattner's proposal contains numerous false, misleading and vague statements that are prohibited under Rule 14a-8(i)(3). These statements are the same or similar to statements made by Mr. Rattner in the shareholder proposal submitted by him to PG&E Corporation last year for inclusion in PG&E Corporation's 2002 proxy materials (the "2002 Proposal"), a copy of which is attached, as to which the Staff concluded there was some basis for PG&E Corporation's view that they may be false or misleading under Rule 14a-9. See Response of the Office of Chief Counsel, Division of Corporation Finance, dated February 28, 2002 (the "2002 Staff Response") (copy enclosed).

On December 4, 2002 and December 10, 2002, PG&E Corporation called Mr. Rattner to request that he voluntarily amend his proposal to reflect the requirements set forth in the 2002 Staff Response. Mr. Rattner responded that no revisions were required.

PG&E Corporation believes the proposal is false and misleading in the following respects:

1. The paragraph entitled "Preliminary Statement" is an unsubstantiated claim that the production and storage of spent fuel at Diablo Canyon involves "potentially catastrophic risks."

The "Preliminary Statement" states that "storage of high level radioactive wastes at Diablo Canyon nuclear plant involves potentially catastrophic risks to the public, to the environment, and to our company which must be mitigated", but does not provide substantiated factual support for such statement. The Utility is specifically regulated and licensed by the United States Nuclear Regulatory Commission, the federal body charged with overseeing the safety of U.S. nuclear plants (the "NRC"), and meets all of its safety requirements. A Final Safety Analysis Report ("FSAR") documenting compliance with safety standards is on file with the NRC and available to the public. Inclusion of this paragraph is misleading as it falsely implies that Diablo Canyon is not operated safely and in compliance with NRC requirements.

In the 2002 Staff Response, Mr. Rattner was required to provide factual support for the following statement: "...Diablo Canyon nuclear plant involves significant and possibly catastrophic risks". He has not included any factual support for the statement.

2. The paragraph entitled "National Security Risks" in the Supporting Statement contains exaggerated, unsubstantiated and misleading claims regarding the risks associated with terrorist activities.

The claim that a terrorist attack "could render uninhabitable for generations extensive California coastal areas" is vague, unsubstantiated and a gross exaggeration of the truth. Even for "worst case scenario" accidents, the NRC planning guidelines only require basic emergency planning for a ten-mile radius surrounding the power plant. Consideration of potential environmental impact is only required for a maximum radius of fifty miles. Including such a statement in the 2003 Proxy Materials would mislead shareholders by stating as fact a baseless assertion meant to invoke fear.

In the 2002 Staff Response, Mr. Rattner was required to delete the following similar statement: "A terrorist attack on tons of high level radioactive wastes at Diablo Canyon could make the entire coast of California uninhabitable for generations."

In the same paragraph, the statement that NRC "anti-terrorist exercises to determine potential vulnerability of nuclear plants did not consider all weapons or methods attributed to AlQueda terrorists or direct hit by large aircraft" is vague and unsubstantiated. The NRC has taken steps related to the security of nuclear facilities since the September 11, 2001 terrorist attack on the World Trade Center, including a comprehensive reevaluation of the NRC's security and safeguards programs. The NRC issued orders to all operating nuclear power reactor licensees on February 25, 2002, requiring that certain interim compensatory measures for security be taken beyond those called for by current regulations. These compensatory measures were implemented by the Utility and Diablo Canyon nuclear plant by August 31, 2002, as required by the NRC order.

In addition, the proposal does not provide the necessary context in order for this statement to be properly understood by describing what tests the study entailed. Statements regarding risks to nuclear plants are unrelated and irrelevant to the subject matter of the proposal and therefore may be confusing and misleading to shareholders. The proposal is concerned with the risks of stored "radioactive wastes" not risks inherent to an operating reactor. The proposal is entitled "Radioactive Wastes: Risk Reduction Policy" and the only specific proposal deals with limiting spent fuel storage. Mr. Rattner offers no factual support for the statements "consequences of a spent-fuel accident 'could be comparable to those of a severe reactor accident'" and "[R]adioactive wastes are more vulnerable than nuclear reactors." These statements would cause shareholders to be misled if included in the 2003 Proxy Materials.

The Staff required Mr. Rattner to provide factual support for similar references in the 2002 Proposal. He has not provided any factual support for the statements.

3. The paragraph entitled "Fiscal Risks" in the Supporting Statement contains false and misleading allusions to the threat of bankruptcy proceedings and legal suits and is based on false and misleading assumptions regarding PG&E Corporation's viability.

The proposal states that PG&E Corporation's "financial prospects are threatened by bankruptcy of its largest subsidiary, a $4 billion unfair practices suit by the California Attorney General, and pending class-actions." This statement is not phrased as a statement of the proponent's opinion. Further, the reference to "pending class-actions" is false. There are no pending class-actions. As disclosed in PG&E Corporation's reports filed with the Commission, the class action pending against PG&E Corporation, Gillam, et al. v. PG&E Corporation, et al., was dismissed not once, but twice. (Plaintiffs have appealed the dismissal.) The proposal's specific references to "pensioners and retirees" being hurt has no basis in fact and seems to be an attempt to "impugn the character" of PG&E Corporation. There is no factual support offered for the statement that " [a]ny loss from a catastrophic nuclear accident could jeopardize corporate viability and remaining shareholder equity", nor is it cast as the proponent's opinion.

The Staff required Mr. Rattner to amend or delete similar references in the 2002 Proposal. Mr. Rattner has not made such revisions to the proposal.

4. The paragraph entitled "Public Policy Risks" in the Supporting Statement is a clear and shameless attempt to impugn the character, integrity and personal reputation of PG&E Corporation and make charges concerning improper, illegal or immoral conduct or associations of PG&E Corporation, without factual foundation.

Mr. Rattner cites the fictional Hollywood film "Erin Brockovich" as factual support for his brazen and defamatory statement that PG&E Corporation shows a "disregard of human health and life resulting in a $333 million class-action settlement." This statement is clearly an attempt to "impugn the character, integrity and personal reputation" of PG&E Corporation and "make charges concerning improper, illegal or immoral conduct or associations" of PG&E Corporation, without factual foundation. This is just the type of statement that is considered per se "misleading" under the Notes to Rule 14a-9.

The type of unfounded assertions and inflammatory statements as contained in the above-mentioned paragraph have long been viewed as excludable under Rule 14a-8(c)(3). See Philip Morris Companies Inc. (February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); Detroit Edison Co. (March 4, 1983) (statements implying company engaged in improper "circumvention of... regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); Standard Brands, Inc. (March 12, 1975) (references to a company engaging in "economic racism" made proposal excludable under former Rule 14a-8(c)(3)).

In the 2002 Response, the Staff required Mr. Rattner to delete a similar statement.

CONCLUSION

For the foregoing reasons, PG&E Corporation believes that it may properly omit Mr. Rattner's proposal from its 2003 Proxy Materials.

We respectfully request confirmation that the Staff will not recommend any enforcement action if Mr. Rattner's proposal is excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters before the Staff issues its Rule 14a-8 response.

PG&E Corporation intends to release definitive copies of its 2003 Proxy Materials to its shareholders on or about **March 12, 2003**, and plans to submit a draft of the 2003 Proxy Materials to its printer by **February 27, 2003**. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

G.P. Encinas

Gary P. Encinas

Enclosures

cc: Ron Rattner
San Luis Obispo Mothers for Peace
Linda Y.H. Cheng

RONALD D. RATTNER
ATTORNEY AT LAW
1998 BROADWAY #1204
SAN FRANCISCO, CA 94109-2206
(415) 567-1444

November 1, 2002

Linda Y.H. Cheng,
Corporate Secretary
PG&E Corporation
P.O. Box 193722
San Francisco, CA 94119-3722

Re: Proposed Shareholder Resolution

Dear Ms. Cheng:

I respectfully re-submit herewith the same shareholder resolution (as amended) which I submitted last year.

In compliance with SEC Rule 14a-8 I hereby certify that I continue to own the 1,975 shares of PG&E Corporation common stock which I owned last year, and that I intend to hold this stock through the next shareholder meeting.

I respectfully request and recommend that PG&E not challenge this proposal with the Securities and Exchange Commission, as it did last year. This is a reasonable request in light of last year's SEC proceedings, and increased SEC responsibilities this year to reestablish confidence in our nation's publicly traded companies. Moreover, as SEC Chairman Harvey L. Pitt has observed: "lawyers who represent corporations serve shareholders, not corporate management." It would not serve shareholders interests for PG&E to engage attorneys to prevent shareholders from considering this important proposal.

Also enclosed herein is a copy of an important October 8, 2002 letter from twenty seven state attorneys general to the majority and minority leaders of the U.S. Senate and House of Representatives urging prompt passage of legislation for protection of our states and communities from terrorist attacks against civilian nuclear power plants. I ask that the Board of Directors be given copies of this letter in connection with their evaluation of my proposal.

As you did last year, I would appreciate your sending FAX copies of all correspondence to San Luis Obispo Mothers For Peace at the address below.

Thank you for your consideration and for the Board's consideration of my proposal and my requests.

Sincerely,

Ronald D. Rattner

Enclosures

cc: San Luis Obispo Mothers For Peace
P.O. Box 164
Pismo Beach, CA 93448
FAX (805) 925 -1640

Ron Rattner
1998 Broadway # 1204
San Francisco, CA 94109-2206
(415) 567-1444

PG&E Shareholder Resolution

RADIOACTIVE WASTES: RISK REDUCTION POLICY

Preliminary statement:

PG&E's production and storage of high level radioactive wastes at Diablo Canyon nuclear plant involves significant and possibly catastrophic risks to the public, to the environment, and to our company which must be mitigated.

National Security Risks:

Since 9/11/01 we have realized our vulnerability to terrorism and urgent need for increased vigilance. A terrorist attack on hundreds of tons of high level radioactive wastes at Diablo Canyon could render uninhabitable for generations extensive California coastal areas. Nuclear Regulatory Commission anti-terrorist exercises to determine potential vulnerability of nuclear plants did not consider all weapons or methods attributed to AlQueda terrorists or direct hit by large aircraft. After 9/11 the NRC revealed that "nuclear power plants were not designed to withstand such crashes", and that consequences of a spent-fuel accident "could be comparable to those for a severe reactor accident." Radioactive wastes are more vulnerable than nuclear reactors.

Storage, Earthquake and Transportation Risks:

Diablo Canyon operations are continually creating substantial quantities of high level radioactive wastes in spent-fuel pools 2 1/2 miles from a major active California coast earthquake fault. Potential magnitude of a possible spent-fuel accident increases as quantities of radioactive wastes increase. Every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. These wastes - including Cesium 137, Strontium 90 and Plutonium 239 - are so hazardous that Department Of Energy requires isolation for 10,000 years. No safe off-site storage place exists or will be available -if ever- for over a decade. Even if storage outside California becomes feasible, shipment to a distant storage site on barges, trains and trucks would entail significantly increased risks of accidents or terrorism.

Fiscal Risks:

PG&E's financial prospects are threatened by bankruptcy of its largest subsidiary, a $4 billion unfair practices suit by the California Attorney General, and pending class-actions. Share prices have sharply declined; dividends have been suspended; thousands of shareholders, pensioners and retirees have been hurt. Any loss from a catastrophic nuclear attack or accident could jeopardize corporate viability and remaining shareholder equity.

Public Policy Risks:

The recent "Erin Brockovich" film revealed to the shareholders and public PG&E disregard of human health and life resulting in a $333 million class-action settlement. No corporate profit goal can justify disregard of serious hazards to public and environmental health and safety.

Conclusion:

Fiscally and morally, PG&E has a compelling duty to mitigate risks arising from production and storage of high level radioactive wastes at Diablo Canyon Nuclear Plant. THEREFORE,

RESOLUTION:

Shareholders recommend that the Board of Directors adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon; and that pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent-fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

STATE ATTORNEYS GENERAL
A Communication From the Chief Legal Officers of the following States:

Arizona • Arkansas • California • Colorado • Connecticut • Georgia • Hawaii Iowa • Maryland • Massachusetts • Michigan • Minnesota • Mississippi Montana • Nevada • New Jersey • New Mexico • New York North Carolina • Ohio • Oregon • Pennsylvania Rhode Island • Vermont • West Virginia Washington • Wisconsin

October 8, 2002

Honorable Tom Daschle
Senate Majority Leader
United States Senate
Washington, DC 20510

Honorable J. Dennis Hastert
Speaker of the House
United States House of Representatives
Washington, DC 20515-4326

Honorable Trent Lott
Senate Minority Leader
United States Senate
Washington, DC 20510

Honorable Richard Gephardt
House Minority Leader
United States House of Representatives
Washington, DC 20001

Dear Senators Daschle and Lott and Representatives Hastert and Gephardt,

We, the undersigned Attorneys General, are writing to urge the passage of legislation this year to protect our states and communities from terrorist attacks against civilian nuclear power plants and other sensitive nuclear facilities.

Earlier this year, President Bush underscored the threat to nuclear power plants in his State of the Union address, wherein he pointed out that diagrams of U.S. nuclear power plants were found in Al Qaeda enclaves in Afghanistan. Subsequent classified and non-classified warnings have been provided to nuclear plant operators and the public indicating that the potential threat to nuclear plants is very real. Congressional hearings and official reports further underscore concerns about security and the vulnerability of spent fuel storage.

The consequences of a catastrophic attack against a nuclear power plant are simply incalculable. It is evident that urgent steps must be taken to bolster the efforts of private nuclear power plant operators and the Nuclear Regulatory Commission (NRC) to minimize the potential threat and expand emergency response capability should such an attack occur.

It is essential that we focus the necessary expertise of relevant federal agencies through a rational process to upgrade security at nuclear power plants. An interagency Task Force—chaired by the NRC and working in concert with the Director of Homeland Security, should be created and tasked to recommend changes to enhance the physical security of nuclear plants, increase security measures, expand emergency response capability, and enhance protections for one of the most vulnerable components of a nuclear power plant—its spent fuel pools. The NRC should then upgrade its rules in response to the expert recommendations of the interagency Task Force.

We need legislation that will create a nuclear infrastructure anti-terrorism team to respond to threats against nuclear power plants. Such legislation must also provide states and local governments with training and financial resources to expand their capacity to prevent attacks and provide wider emergency response capability. The legislation should also direct improvements to NRC's licensing processes over radiological devices and materials, such as sealed sources used in medical equipment. Such improvements will assist federal efforts to recapture these types of radiological materials which could be used by terrorists.

An entire year has passed since the horrific acts of September 11th and some limited steps have been taken to upgrade security at nuclear plants. However, a systematic approach to protect the public health and well-being has not yet been institutionalized. Despite interim measures, a revised security plan for nuclear plants will not be finalized by the NRC until March of 2003. We urge the Congress to drive a more aggressive timetable yet this session with results that will raise public confidence in the security of nuclear plants from sophisticated attacks that could be launched from air, water and land.

The passage of legislation is urgent. Threats against these facilities must be matched with appropriate regulatory requirements, added resources and heightened protections.

Thank you for your consideration.

Sincerely,

Attorney General Christine O. Gregoire
Attorney General of Washington

Attorney General Janet Napolitano
Attorney General of Arizona

Attorney General Mark Pryor
Attorney General of Arkansas

Attorney General Bill Lockyer
Attorney General of California

Attorney General Ken Salazar
Attorney General of Colorado

Attorney General Thurbert E. Baker
Attorney General of Georgia

Attorney General Tom Miller
Attorney General of Iowa

Attorney General Tom Reilly
Attorney General of Massachusetts

Attorney General Mike Hatch
Attorney General of Minnesota

Attorney General Mike McGrath

Attorney General of Montana

Attorney General David Damson
Attorney General of New Jersey

Attorney General Richard Blumenthal
Attorney General of Connecticut

Attorney General Anzai
Attorney General of Hawaii

Attorney General J. Joseph Curran Jr.
Attorney General of Maryland

Attorney General Jennifer Granholm
Attorney General of Michigan

Attorney General Mike Moore
Attorney General of Mississippi

Attorney General Frankie Sue Del Papa
Attorney General of Nevada

Attorney General Patricia Madrid
Attorney General of New Mexico

Attorney General of New York

Attorney General Betty D. Montgomery
Attorney General of Ohio

Attorney General Mike Fisher
Attorney General of Pennsylvania

Attorney General William H. Sorrell
Attorney General of Vermont

Attorney General James E. Doyle
Attorney General of Wisconsin

Attorney General Roy Cooper
Attorney General of North Carolina

Attorney General Hardy Myers
Attorney General of Oregon

Attorney General Sheldon Whitehouse
Attorney General of Rhode Island

Attorney General Darrell V. McGraw, Jr.
Attorney General of West Virginia

cc: Honorable Jeff Bingaman
Honorable Frank Murkowski
Honorable W. J. "Billy" Tauzin
Honorable John Dingell

HOME

RONALD D. RATTNER
ATTORNEY AT LAW
1998 BROADWAY #1204
SAN FRANCISCO, CA 94109-2206
(415) 567-1444

FAX COVER SHEET

DATE: November 9, 2002

TO: Linda Y.H. Cheng,
Corporate Secretary,
PG&E Corporation

FAX: 415-267-7260

PAGES TO FOLLOW: 2

RE: Update of 2003 Rule 14a-8 Resolution

11/9/02

Update of 2003 Rule 14a-8 Resolution

Ron Rattner
1998 Broadway #1204
San Francisco, CA 94109-2206
415-567-1444

PG&E Shareholder Resolution

RADIOACTIVE WASTES: RISK REDUCTION POLICY

Preliminary statement:

PG&E's production and storage of high level radioactive wastes at Diablo Canyon nuclear plant involves potentially catastrophic risks to the public, to the environment, and to our company which must be mitigated.

National Security Risks:

Since 9/11/01 we have realized our vulnerability to terrorism and urgent need for increased vigilance. Diagrams of U.S. nuclear power plants were found in AlQueda enclaves in Afghanistan. A terrorist attack on hundreds of tons of high level radioactive wastes at Diablo Canyon could render uninhabitable for generations extensive California coastal areas. Nuclear Regulatory Commission anti-terrorist exercises to determine potential vulnerability of nuclear plants did not consider all weapons or methods attributed to AlQueda terrorists or direct hit by large aircraft. After 9/11 the NRC revealed that "nuclear power plants were not designed to withstand such crashes", and that consequences of a spent-fuel accident "could be comparable to those for a severe reactor accident." Radioactive wastes are more vulnerable than nuclear reactors.

Storage, Earthquake and Transportation Risks:

Diablo Canyon operations are continually creating substantial quantities of high level radioactive wastes in spent-fuel pools 2-1/2 miles from a major active

11/9/02

California coast earthquake fault. Potential magnitude of a possible spent-fuel accident increases as quantities of radioactive wastes increase. Every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. These wastes -including Cesium137, Strontium90 and Plutonium239- are so hazardous that Department Of Energy requires isolation for 10,000 years. No safe off-site storage place exists or will be available -if ever- for over a decade. Even if storage outside California becomes feasible, shipment to a distant storage site on barges, trains and trucks would entail significantly increased risks of accidents or terrorism.

Fiscal Risks:

PG&E's financial prospects are threatened by bankruptcy of its largest subsidiary, a $4 billion unfair practices suit by the California Attorney General, and pending class-actions. Share prices have deeply declined; dividends have been suspended; thousands of shareholders, pensioners and retirees have been hurt. Any loss from a catastrophic nuclear accident could jeopardize corporate viability and remaining shareholder equity.

Public Policy Risks:

The recent "Erin Brockovich" film revealed to shareholders and the public PG&E disregard of human health and life resulting in a $333 million class-action settlement. No corporate profit goal can justify disregard of serious hazards to public and environmental health and safety.

Conclusion:

Fiscally and morally, PG&E has a compelling duty to mitigate risks arising from production and storage of high level radioactive wastes at Diablo Canyon Nuclear Plant. THEREFORE,

RESOLUTION:

Shareholders recommend that Board of Directors adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon; and that pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent-fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

November 20, 2002

VIA FEDERAL EXPRESS &
FAX (805.925-1640 c/o SLO Mothers for Peace)

Mr. Ronald D. Rattner
1998 Broadway Street, #1204
San Francisco, CA 94109-2206

Dear Mr. Rattner:

This will acknowledge receipt of a shareholder proposal (the "Proposal") dated November 9, 2002, submitted for consideration at PG&E Corporation's (the "Corporation") next annual shareholder meeting. Based on your correspondence, we assume that the Proposal replaces the November 1, 2002 proposal you had submitted earlier; we will treat the Proposal as your official submission.

The regulations of the Securities and Exchange Commission ("SEC") regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments, demonstrating that the shareholder held the required number of shares. Based on our preliminary review of the submission, we believe the required ownership information has not been provided.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

Please provide the required ownership information. For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

cc: San Luis Obispo Mothers for Peace (VIA FAX)

Enclosures

Frank Cheng

RONALD D. RATTNER
ATTORNEY AT LAW
1998 BROADWAY #1204
SAN FRANCISCO, CA 94109-2206
(415) 567-1444

November 29, 2002

Linda Y.H. Cheng,
Corporate Secretary
PG&E Corporation
One Market, Spear Tower #2400
San Francisco, CA 94105
VIA FEDERAL EXPRESS

Re: Shareholder Resolution

Dear Ms. Cheng:

In response to your November 20, 2002 letter, I enclose letters dated 11/22/02 from Fidelity Investments and Merrill Lynch, confirming that I have continued to hold 1,975 shares of PG&E Corporation common stock in compliance with SEC Rule 14a-8. I intend to hold this stock through the next shareholder meeting.

Sincerely,

Ron Rattner

Ronald D. Rattner

Enclosures

cc: San Luis Obispo Mothers For Peace
P.O. Box 164
Pismo Beach, CA 93448
FAX (805) 925 -1640

Fidelity Investments®

November 22, 2002

Mr. Ron Rattner
1998 Broadway Apt 1204
San Francisco, CA 94109-2206

Dear Mr. Rattner,

This letter is to certify that 1,975.000 shares of PG&E Corporation common stock are currently held for Ron Rattner in brokerage account X04-268615.

These shares have been held in the account since February 1, 2002, when they were transferred in, per Mr. Rattner's instructions from contra brokerage firm, Merrill Lynch.

I hope this information is helpful. If you have questions or need further assistance, please contact me at 800-523-5514 x6875.

Sincerely,

Tobey Woodworth
Premium Services Specialist

Our File: W015793-22NOV02

Lawrence P. Wolf

Vice President
Financial Consultant

Private Client Group
600 California St. 8th Floor
San Francisco, CA. 94108
415-955-3779
Fax# 415-955-3835
800-937-0616

Merrill Lynch

November 22, 2002

Re: Ronald D. Rattner
1998 Broadway St. #1204
San Francisco, CA. 94109-2206

Account Number: 270-84272

To Whom It May Concern,

This certifies that on January 31, 2002, and for more than one year prior thereto, we held 1,975 shares of PG&E Corporation common stock for our former client, Ronald D. Rattner. On Mr. Rattner's instructions, those shares were transferred by us to Fidelity Investments on February 1, 2002.

Yours Truly,

Lawrence P. Wolf
Vice President
Financial Advisor

February 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal requests that the board of directors adopt and implement a new plan and policy to reduce vulnerability to a nuclear accident or terrorist attack.

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Provide factual support for the statement that begins "Diablo Canyon . . ." and ends ". . . catastrophic risks";
- Delete the statement that begins "A terrorist attack . . ." and ends ". . . for generations";
- Provide factual support for the statement that begins "Nuclear Regulatory Commission . . ." and ends ". . . such crashes";
- Recast phrase that begins "The Company's financial . . ." and ends ". . .uncertain" as the proponent's opinion;
- Delete the statement that begins "and clouded by its . . ." and ends ". . . bankruptcy proceedings";
- Recast the sentence that begins "Any loss from . . ." and ends ". . . remaining shareholder equity" as the proponent's opinion; and
- Delete the sentence that begins "The recent 'Erin Brockovich' film. . ." and ends ". . .uncivilized and unacceptable."

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel

RECEIVED
2002 DEC 30 PM 1:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RONALD D. RATTNER
ATTORNEY AT LAW
1998 BROADWAY #1204
SAN FRANCISCO, CA 94109-2206
(415) 567-1444

December 23, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: PG&E Intention to Exclude Shareholder Proposal of Ron Rattner

Ladies and Gentlemen:

I have received a copy of PG&E's December 19, 2002, submittal to you stating it's intention to exclude from its 2003 proxy materials the same shareholder proposal, as amended on November 9, 2002, that was included in PG&E's 2002 proxy materials. I intend to respond to PG&E's submittal as soon as possible, but am unable to do so until after the holidays.

The PG&E submittal which characterizes the proposal as "false and misleading" is itself replete with inaccurate and misleading assertions. Accordingly, I respectfully request postponement of your evaluation of PG&E's contentions until you have received my response thereto.

In the meanwhile, so that your record may be complete, I enclose copy of the proposal as it originally appeared in PG&E's 2002 proxy materials.

With thanks for your attention to this request, I am

Sincerely yours,

Ron Rattner

Ronald D. Rattner

Enclosure

cc: PG&E Corporation
San Luis Obispo Mothers For Peace

issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform."

The Board of Directors of PG&E Corporation Recommends a Vote AGAINST This Proposal.

The Board of Directors agrees that it plays a vital role in the development and monitoring of the Corporation's long-term strategic plan. The Board supports providing shareholders with information as described in this proposal. Accordingly, the Corporation contacted the proponent to discuss how this information should be disclosed to shareholders. Specifically, we proposed that the proxy statement provided to shareholders each year in connection with the Corporation's annual meeting include a description of the respective roles of the Corporation's Finance Committee and Board of Directors in developing and monitoring the strategic plan for the Corporation and its subsidiaries. We were not able to reach agreement with the proponent as to our proposed disclosure.

Although the Corporation's proposed disclosure apparently does not meet all of the proponent's requirements, the Corporation has added this disclosure to the Joint Proxy Statement in order to make this information available to all o[illegible] he discussion under "Information Regarding the Board of Directo[illegible] ic Company — Board Committees — Finance Committee" on pag[illegible]

SIX COPIES

The [illegible] on of the Board's role in the development and monitor[illegible] equested in this shareholder proposal and addresses the concern[illegible] no additional disclosure is necessary to provide shareho[illegible] d how the members of the Board participate in formula[illegible]

For [illegible] ctors unanimously recommends that shareholders vote AGAINS[illegible]

Item No. 14: Shareholder Proposal Regarding Radioactive Wastes

Mr. Ron Rattner, 1998 Broadway Street, #1204, San Francisco, California 94109, beneficial owner of 1,975 shares of PG&E Corporation common stock, has given notice of his intention to present the following proposal for action at the PG&E Corporation annual meeting:

"RADIOACTIVE WASTES: RISK REDUCTION POLICY

Preliminary statement:
Pacific Gas and Electric Company's production and storage of high level radioactive wastes at Diablo Canyon nuclear plant involves significant and possibly catastrophic risks to the public, to the environment, and to our company which must be mitigated.

National Security Risks:
Since the 9/11/01 tragedies we have been made aware of our vulnerability to terrorism and urgent need for increased vigilance. A terrorist attack on tons of high level radioactive wastes at Diablo Canyon could

make the entire coast of California uninhabitable for generations. Nuclear Regulatory Commission anti-terrorist exercises conducted between 1991-2000 revealed potential vulnerability to "significant core damage" at nearly 50% of 68 nuclear plants tested. The exercises did not consider bombing or a direct hit by large aircraft. After 9/11 the NRC revealed that "nuclear power plants were not designated to withstand such crashes".

Earthquake and Transportation Risks:
Diablo Canyon operations are continually creating substantial quantities of high level radioactive wastes in spent fuel pools on the earthquake-prone California Coast. During every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. No safe off-site storage place exists or will be available-if-ever-for over a decade. Even if storage outside California becomes feasible, shipment to a distant storage site on barges, trains and trucks would entail significantly increased risks of accidents or terrorism.

Fiscal Risks:
The Company's financial prospects are already uncertain and clouded by its entanglement in complex and burdensome California federal bankruptcy proceedings. Share prices have sharply declined; dividends have been suspended; thousands of shareholders, pensioners and retirees have been hurt. Any loss from a catastrophic nuclear attack or accident could jeopardize corporate viability and remaining shareholder equity.

Public Policy Risks:
No corporate profit goal can justify profligate disregard of serious hazards to public and environmental health and safety. The recent "Erin Brockovich" film revealed to the shareholders and to the world an institutional disregard of human health and life, which is uncivilized and unacceptable. PG&E must avert moral bankruptcy by promoting the highest good as it pursues the bottom line.

Conclusion:
Fiscally and morally, PG&E has a compelling duty to mitigate risks arising from production and storage of high level radioactive wastes at Diablo Canyon Nuclear Plant.

Therefore, it is

RESOLVED
That shareholders request the Board of Directors forthwith adopt and implement a new policy and plan to reduce PG&E vulnerability to a catastrophic nuclear accident or terrorist attack at Diablo Canyon. Pursuant to such plan, production of high level radioactive wastes shall not exceed the current capacity of existing spent fuel pools, thereby averting untenable risks of possible off-site shipments or excessive on-site storage."

The Board of Directors of PG&E Corporation Recommends a Vote AGAINST This Proposal.

The Board of Directors believes this proposal is unnecessary. Pacific Gas and Electric Company's Diablo Canyon Power Plant (Diablo Canyon) is in compliance with detailed regulations of the United States Nuclear Regulatory Commission (NRC), which has established comprehensive requirements including the monitoring and review of the safety, radiological, and environmental aspects of these facilities, the comprehensive and mandatory quality controls used in the operation of the plant, and the storage and disposal of spent nuclear fuel. These regulations also require that nuclear power plants take adequate measures to protect the public from the possibility of exposure to radioactive release caused by acts of sabotage.

Pacific Gas and Electric Company has applied to the NRC for a license to construct and use "dry" steel and concrete storage containers for spent fuel storage after the existing spent fuel pools capacity is depleted. Pacific Gas and Electric Company will comply with NRC requirements regarding use of these containers, including requirements that the containers be designed to withstand earthquakes and other natural disasters. Currently there is no transportation of spent fuel to or from Diablo Canyon and no existing plans to commence such transportation in the future. However, any such transportation would be subject to a number of NRC procedures, specifications, and regulations designed to protect containers transporting used nuclear fuel from attack as well as accident.

For these reasons, the PG&E Corporation Board of Directors unanimously recommends that shareholders vote AGAINST this proposal.

RONALD D. RATTNER
ATTORNEY AT LAW
1998 BROADWAY #1204
SAN FRANCISCO, CA 94109-2206
(415) 567-1444

January 15, 2003

VIA EXPRESS MAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Re: PG&E Intention to Exclude Shareholder Proposal of Ron Rattner

Ladies and Gentlemen:

Proponent opposes PG&E's request for a 'no action' letter on grounds that: (1) contrary to PG&E's contentions, the subject proposal is factually supported and accurate, and is not false and misleading; and, (2) PG&E has failed to meet its burden of proof under Rule 14a-8(g) so as to override proponent's right as a long-time PG&E shareholder/owner to re-submit the proposal to fellow PG&E shareholders.

FACTUAL BACKGROUND

The proposal relates to the Diablo Canyon nuclear plant situated 2 1/2 miles from an active California coast earthquake fault, near San Luis Obispo. Diablo Canyon is owned and for approximately 20 years has been operated by PG&E Co., the nation's largest privately owned public utility. PG&E Co. is the largest subsidiary of PG&E Corp., a holding company organized in1996.

In April 2001, during an unprecedented California energy crisis, PG&E Co. filed Chapter 11 Bankruptcy proceedings, which are still pending. Thereafter, PG&E Co. filed a controversial reorganization plan seeking, inter alia, divestiture of Diablo Canyon Nuclear Plant and other key assets. On 11/27/01 the California Public Utility Commission (PUC), filed its opposition to PG&E's disclosure statement calling the proposed plan **"a regulatory jailbreak of a scope never before attempted in a bankruptcy case."** The PUC said that the real purpose of the reorganization plan is to escape from state regulatory oversight. Thus, whether Diablo Canyon will remain an asset of the bankrupt PG&E Co. subject to regulation by the California Public Utility Commission is an issue in pending proceedings.

On January 10, 2002, the California Attorney General filed a state court action against PG&E Corp. seeking up to $4 billion in damages, plus $500,000 in penalties, for unfair practices resulting in the alleged fraudulent depletion of assets and bankruptcy of PG&E Co., its largest subsidiary. Concurrently, the PUC announced that it supports the action and would either join therein or file a companion case, and that it was filing an alternate reorganization plan for PG&E Co. Both the PG&E and PUC reorganization plans disclose among PG&E liabilities 16 civil litigations now pending in California Courts involving approximately 1,280 plaintiffs claiming wrongful death and personal injury from PG&E's use of toxic hexavalent chrominum, and illegal contamination of ground waters, at gas compressor stations located at Hinkley, Kettleman, and Topock, California. A similar 1993 litigation in the San Bernadino Superior court (Anderson v. PG&E) , involving 650 plaintiffs was settled by PG&E for $333 million, and later widely publicized in the academy award winning film "Erin Brockovich".

Proponent is a retired person who has been a PG&E shareholder/owner for over 25 years. In 1982 and 1983, proponent and several other PG&E shareholders, in association with San Luis Obispo Mothers for Peace, were permitted to present various resolutions concerning Diablo Canyon operations, including a resolution in both years about storage of spent-fuel. In recommending a "no" vote on the spent-fuel resolution, management claimed in 1983 that spent-fuel could be "safely" stored, with modification of the then existing pool, "to the year 2000".

PG&E now stores hundreds of tons of hazardous radioactive wastes at Diablo Canyon, including Cesium 137, Strontium 90, and Plutonium 239. Because the toxicity of these substances is so long-lived, the Department of Energy (DOE) requires isolation of spent-fuel for at least 10,000 years. All radioactive wastes produced by Diablo Canyon operations are stored in on-site spent-fuel pools, which PG&E now contends will reach capacity in 2006. The pools are not located in the reactor containment structures but in an ordinary corrugated steel building. Before 9/11/01, PG&E formulated a plan to continue on-site radioactive waste storage in dry containers, after the pools were full. [The subject post-9/11 proposal suggests re-evaluation and change of that plan, as a matter of prudent policy, in light of extraordinarily changed circumstances.]

Although, ultimate long-term disposal of high-level nuclear wastes is a US government responsibility, no federal repository has yet been finally approved. According to a recent GAO audit, the proposed repository at Yucca Mountain, Nevada, if approved, probably cannot open before 2015.

On September 11, 2001, American Airlines Flight 11 (while hijacked by terrorists) flew directed over Indian Point nuclear power plant minutes before crashing into the World Trade Center.

Since 9/11/01 and our nation's involvement in an open-ended and unprecedented 'war on terrorism' which threatens U.S. mainland targets, the Nuclear Regulatory Commission (NRC) has begun a 'top to bottom' review of nuclear plants safety, and has revealed that "nuclear power plants were not designed to withstand" impact by large fuel-laden aircraft, and that the consequences of a spent-fuel accident "could be comparable to those for a severe reactor accident".

Radioactive wastes are more vulnerable than reactors. According to the Union of Concerned Scientists, "Spent fuel pools contain more highly radioactive fuel than the reactor cores. And the spent fuel pools at all US nuclear plants are located outside the reactor containment structure. ---Thus, **spent fuel is a softer target that could yield graver consequences than an aircraft crashing through the reactor containment structure."** [Emphasis added] Moreover, the greater the quantity of spent-fuel stored, the greater the potential magnitude and danger of a possible radioactive waste accident.

Since 9/11/01, concerns about safety of nuclear plants have been raised nationwide, by the public, by investors, by scientists, and by government officials, including President Bush. For example, in late November, 2001 a bill was introduced in the Senate to create a federal security force for nuclear plants and to require them to establish a plan for defending against air attacks. In his January, 2002, State of the Union address, President Bush underscored the threat to nuclear power plants by revealing that diagrams of U.S. nuclear power plants were found in Al Quaeda enclaves in Afghanistan. Subsequent classified and non-classified warnings have been provided to nuclear power plant operators and the public indicating that the potential threat to nuclear plants is very real. On October 8, 2002, twenty seven state attorneys general (including the California Attorney General) wrote to the majority and minority leaders of the U.S. Senate and House of Representatives urging prompt passage of legislation for protection of our states and communities from terrorist attacks against civilian nuclear power plants. The letter stated that: **"The consequences of a catastrophic attack against a nuclear power plant are simply incalculable."**

In a recent magazine article, former NRC commissioner and Yale professor Peter Bradford concluded that: "An enemy sufficiently resourceful and determined could convert today's nuclear power plants to weapons. Perhaps that vulnerability can be corrected. If not, the plants - which are replaceable, though at some cost - should close."

PROCEDURAL BACKGROUND

The present proposal (dated November 9, 2002) is substantially identical (except for preferatory amendments) to a proposal included in PG&E's March 13, 2002 proxy statement. PG&E elected to print the proposal last year exactly as it was originally submitted on December 12, 2001, rejecting proponent's submittal of amendments addressing certain PG&E objections, and waiving recommendations in a February 28, 2002 SEC response to PG&E's request for a 'no action' letter.

In telephone discussions prior to December 19, 2002, proponent advised PG&E counsel that his November 9, 2002 factual statements were accurate and were now supported by voluminous materials available via internet search, and proponent offered to provide PG&E with supporting citations. Instead of accepting that offer, PG&E has requested an SEC 'no action' letter claiming that the proposal allegedly contains unsupported and/or incorrect statements.

DISCUSSION OF PG&E CONTENTIONS

1. Preliminary Statement.

Last year, PG&E objected to almost every line in both the proposal and supporting statement as allegedly "false and misleading" or "vague". Almost all of these objections were unfairly contrived and unfounded. This was impliedly admitted by PG&E when *it subsequently elected to print the proposal exactly as it was submitted despite* proponent's submittal of an amended proposal addressing certain PG&E objections, and supplying more supporting facts.

In this year's submittal, proponent has amended the supporting statement, after extensive review and confirmation of relevant facts so as to eliminate any legitimate grounds for objection. Nonetheless, PG&E persists in it's misleading, contrived and unsupported interpretations of proponent's statements and language. PG&E's objections are invalid for reasons hereafter discussed.

2. Contrary to PG&E's contention, the introductory "Preliminary Statement" is not "an unsubstantiated claim that production and storage of spent fuel at Diablo Canyon involves 'potentially catastrophic risks.'"

This prefatory sentence is factually accurate and is now supported and substantiated by voluminous authorities published since 9/11/01, including the October 8, 2002 state Attorneys General letter submitted with the proposal. [Mere citation of those authorities might exceed the 500 word proposal limit.] It is also supported (when fairly read in context) by the subsequent explanatory paragraphs concerning national security, storage, earthquake and transportation risks. PG&E's continued on-site storage of spent fuel will inevitably exacerbate these risks. As stated in the Attorneys General letter, **"Congressional hearings and official reports further underscore concerns about security and the vulnerability of spent fuel storage. The consequences of a catastrophic attack against a nuclear power plant are simply incalculable."** [emphasis added]

On November 1, 2001, Mohamed ElBaradei, Director General of the International Atomic Energy Agency (IAEA) warned that there is "the potential of terrorists targeting nuclear facilities." Mr. ElBaradei also stated that the "safety and security of nuclear material is a legitimate concern of all States" and that **"[t]he willingness of terrorists to commit suicide to achieve their evil makes the nuclear terrorism threat far more likely than it was before September 11."** [emphasis added]

According to the Union of Concerned Scientists, "Spent fuel pools contain more highly radioactive fuel than the reactor cores. And the spent fuel pools at all US nuclear plants are located outside the reactor containment structure. ---- Thus, **spent fuel is a softer target that could yield graver consequences than an aircraft crashing through the reactor containment structure.**" Furthermore, it is obvious and unchallengable that the greater the quantity of radioactive spent-fuel, the greater the potential magnitude and danger of a possible radioactive waste accident. [see UCS article at **http://www.antenna.nl/wise/terrorism/10232001us.html**]

Thus, the first sentence of the proposal is a factually correct and well substantiated claim that production and storage of spent fuel at Diablo Canyon involves "potentially catastrophic risks."

3. Contrary to PG&E contentions, the paragraph entitled "National Security Risks" reasonably describes potential risks from terrorist attack.

The sentence stating that "a terrorist attack on hundreds of tons of high level radioactive wastes at Diablo Canyon could render uninhabitable for generations extensive California coastal areas" is supported by various authorities which proponent offered to provide PG&E. For example, a recently reported U.S. Nuclear Regulatory Commission study conducted with Sandia Laboratories concluded that "a catastrophic meltdown in the spent fuel pool of a nuclear power plant could cause fatal, radiation-induced cancer in thousands of people as far as 500 miles from the site." The study was based on analysis of the 1986 Chernobyl accident. [See article by Roger Witherspoon published in the Journal News on November 10, 2002, and on the web at **http://www.thejournalnews.com/newsroom/111002/10spentfuel.html**]

A study of Connecticut's Millstone Power Station by Gordon Thompson, executive director of the Institute for Resource and Security Studies, concluded that an accident in the pool at Millstone Unit 3 could discharge radioative materials rendering 46,598 square miles of land uninhabitable for at least 30 years—and some for hundreds of years. According to a 1997 Brookhaven National Laboratory report to the NRC, a severe spent-fuel pool fire could render about 188 square miles uninhabitable and cause as many as 28,800 cancer fatalities. ["Could nuclear plants be terrorists' next target?" USA Today, 12/14/01] A catastrophic accident at Diablo Canyon, on the shores of the Pacific Ocean, could have similar unthinkable consequences. [see, eg "Calculation of Reactor Accident Consequences For U.S. Nuclear Power Plants", Sandia National Labs, 1982]

Contrary to PG&E's disingenuous and unsupported objections, the sentence "Nuclear Regulatory Commission anti-terrorist exercises to determine potential vulnerability of nuclear plants did not consider all weapons or methods attributed to AlQueda terrorists or direct hit by large aircraft." is factually accurate and is supported by numerous authorities well known to PG&E. For example, NRC news release No. 01-112, dated September 21, 2001, states that **"the NRC did not specifically contemplate attacks by aircraft such as Boeing 757s or 767s and nuclear power plants were not designed to withstand such crashes. Detailed engineering analyses of a large airliner crash have not yet been performed."** Since 9/11/01 there have been numerous credible news reports of AlQueda terrorists seeking nuclear materials and weapons, "dirty bombs", and various military armaments, such as missiles. There have been reports of various AlQueda terrorist attacks using truck and boat bombs, such as the truck bomb attacks on U.S. embassies in Africa, and the boat bomb attack on the USS Cole in Yemen. According to a Union of Concerned Scientists study

PG&E. PG&E's unsupported argument is specious and falls far below its burden of proof under Rule 14a-8(g).

The third sentence states that "Any loss from a catastrophic nuclear accident could jeopardize corporate viability and remaining shareholder equity." This language appeared verbatim in last year's proxy statement, and proponent knows of no shareholder who was mislead by it. Proponent believes this to be an extremely well founded statement of fact. In 1982, Sandia National Labs prepared for the NRC a report entitled "Calculation of Reactor Accident Consequences For U.S. Nuclear Power Plants". Without evaluating the extraordinary post-9/11 risks which today confront us, Sandia estimated potential property losses at Diablo Canyon, units #1 and #2 at $303 billion (1982 dollars). It further estimated that an accident at Diablo could result in as many as 20,000 early deaths, 24,000 cancer deaths, and 33,000 early injuries. Thus, as stated in the October 8, 2002 state Attorneys General letter, "The consequences of a catastrophic attack against a nuclear power plant are simply incalculable." How then, is it not factually accurate to say that "any loss from a catastrophic nuclear accident could *jeopardize* corporate viability"? Proponent respectfully suggests that this sentence is factually accurate and need not be recast as an opinion.

5. The paragraph entitled "Public Policy Risks" is factually accurate, and PG&E's hyperbolic defamation objections thereto are an unfounded attempt to suppress and censor the truth about improper PG&E conduct.

The paragraph states that: "The recent "Erin Brockovich" film revealed to shareholders and the public PG&E disregard of human health and life resulting in a $333 million class-action settlement. No corporate profit goal can justify disregard of serious hazards to public and environmental health and safety."

The film portrayed actual events about actual people and places; it identified and mentioned PG&E fifty-two (52) times. The class-action identified in the film was **Anderson v. PG&E,** filed in 1993 in the California Superior Court, San Bernadino County, Barstow Division. The files and records in that action confirm "PG&E disregard of human health and life resulting in a $333 million class-action settlement". [See, also, the files and records in pending California toxic chromium actions against PG&E.]

PG&E was the world's largest private utility company. For four decades PG&E illegally dumped 370 million gallons of hexavalent chromium (aka "chromium 6"), a deadly toxic waste, into unlined ponds in Hinkley, California, poisoning the water and residents of the Hinkley area. The residents of Hinkley, comprised of poor working-class families with little education, began contracting various forms of cancer, lung diseases and other respiratory problems, which for many resulted in mastectomies, sterility, hysterectomies, and death.

After so dumping toxic chromium 6 for four decades, PG&E was informed by the State of California that it had detected hexavalent chromium in PG&E's wells. Thereafter, under the pretense of a cleanup program, PG&E informed the Hinkley residents of the pollution and offered to buy their homes. *In connection with the buyout offers,* PG&E distributed flyers which gave false information about the toxic chemical. The flyers read:

> "Chromium occurs in 2 forms. The form that is present in groundwater can cause health effects in high doses. The cleanup program, however, will result in chromium levels that meet the very conservative drinking water standards set by the EPA.
> **In addition, the form of chromium that will be left on soils after irrigation is nontoxic. In fact, chromium in this form is a naturally occurring metal that is an essential ingredient in the human diet, one that is often included in multiple vitamin/mineral supplements."**
> [Anderson v. PG&E, Superior Court For the County of San Bernadino, Barstow Division, File BCV]

Thus, proponent's statement about PG&E "disregard of human health and life" is not defamatory because it is true. Particularly since the 'moral' bankruptcy of Enron and

Worldcom executives and auditors which led to the biggest economic bankruptcies in world history, proponent and other nervous utility industry investors are expressing very legitimate concerns about ethically questionable behavior by those who manage their companies. PG&E should not be allowed to suppress such expressions with false claims of defamation. As stated by proponent in last year's proxy materials: "No corporate profit goal can justify profligate disregard of serious hazards to public and environmental health and safety. PG&E must avert moral bankruptcy by promoting the highest good as it pursues the bottom line." Just as Enron or Worldcom shareholders are entitled to question behavior by their executives, so too proponent and other shareholders are entitled to question PG&E.

6. PG&E has failed to meet its burden of proof under Rule 14a-8(g) so as to override proponent's right as a long-time PG&E shareholder/owner to re-submit the proposal to fellow PG&E shareholders.

For the most part, PG&E's objections to the proposal are argumentative and factually unsupported. But since PG&E - and not proponent - has the burden of proof, PG&E's unsupported contentions are insufficient grounds for a no action determination by Staff. Nor does PG&E's alleged compliance with NRC requirements, obviate it's ever expanding spent-fuel storage risks, or meet PG&E's burden of proof for exclusion of proponent's statement of such risks. Such alleged compliance may be cited again in PG&E's proxy materials recommending a "no" vote, but it is no excuse for censorship of shareholder consideration of this important issue. This is particularly true now because numerous citizens, including prestigious scientists and public interest organizations such as the Nuclear Control Institute and Union of Concerned Scientists, are vigorously challenging the adequacy of NRC regulations and responses to post-9/11 terrorist threats.

CONCLUSION

For the foregoing reasons, PG&E may not properly omit the proposal from its 2003 proxy statement.

Sincerely yours,

Ronald D. Rattner

Enclosures

cc: PG&E Corporation
San Luis Obispo Mothers For Peace

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 19, 2002

The proposal requests that the board of directors adopt and implement a new plan and policy to reduce vulnerability to a nuclear accident or terrorist attack.

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to specific source for the phrase that begins "storage of high level of radioactive wastes . . ." and ends ". . . our company which must be mitigated";

- provide a citation to a specific source for the phrase that begins "could render uninhabitable for generations extensive California coastal areas";

- provide a citation to a specific source for the phrase that begins "anti-terrorists exercises . . ." and ends "direct hit by large aircraft";

- provide a citation to a specific source for the phrase that begins "consequences of a spent-fuel . . ." and ends ". . .severe reactor accident'";

- provide a citation to a specific source for the sentence that begins "Radioactive wastes are . . ." and ends ". . .nuclear reactors";

- recast the phrase that begins "PG&E's financial prospects . . ." and ends ". . . its largest subsidiary" as the proponent's opinion;

- delete the phrase "and pending class-actions" from the sentence that begins "PG&E's financial prospects . . ." and ends ". . . and pending class-actions"

- provide a citation to a specific source for the phrase "pensioners and retirees have been hurt";

- recast the sentence that begins "Any loss from catastrophic nuclear attack . . ." and ends ". . . remaining shareholder equity" as the proponent's opinion; and

- delete the sentence that begins "The recent 'Erin Brockovich . . ." and ends "... $333 million class-action settlement."

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action if PG&E omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Bowes
Attorney-Advisor